
ARCTIC CAT
ARCTIC CAT

Corporate Profile Fiscal Year 2002

ENCOURAGING HIGHER EXPECTATIONS

ARCTIC CAT®

engineers, manufactures and markets snowmobiles and all terrain vehicles (ATVs) under the Arctic Cat brand name, as well as related parts, garments and accessories. Arctic Cat markets its products through a network of independent dealers located throughout the contiguous United States and Canada, and through distributors representing dealers in Alaska, Europe, the Middle East, Asia and other international markets. The Company trades on the Nasdaq National Market under the symbol ACAT. For more information, please visit Arctic Cat's Web site at **www.arcticcat.com**.



Cat Fact: The company purchased 675,000 shares of Arctic Cat common stock during fiscal 2002, bringing the total repurcha



Christopher A. Twomey
Chief Executive Officer



William G. Ness
Chairman of the Board

TO OUR SHAREHOLDERS:

Despite an economic slowdown, concerns over our nation's internal security, and a poor snow season – conditions that conspire to restrict growth – Arctic Cat grew fiscal 2002 revenues and earnings by staying with our proven plan for success: exciting new products, strengthened relationships, and taking advantage of every opportunity that presents itself.

As a result, fiscal 2002 sales increased 11 percent, rising to a record $556.1 million, compared to $502.4 million in 2001. Net earnings improved as well, reaching $28.6 million for an increase of 6 percent over the $27 million reported last year. Earnings per-share improved to $1.20, compared with $1.10 one year ago.

Riding strong pre- and early-season enthusiasm for new products, Arctic Cat snowmobile sales increased 14 percent to $262.9 million in fiscal 2002. North American retail snowmobile sales, were flat however because of poor snowfall. A 12 percent increase in fiscal 2002 ATV sales – to $205.2 million – marks that segment's sixth consecutive year of double-digit growth. Once again, as we have every year since entering the market in 1996, retail sales of Arctic Cat best-in-class utility ATVs outpaced the industry's steady, healthy growth.

Snowmobile Market – First, and always, new products drive our growth. We serve some of the consumer market's most demanding customers. In order to grow sales, Arctic Cat must continue to innovate in ways that exceed our customers' expectations. That driving force motivated Arctic Cat snowmobile engineers to create our all-new Firecat series of snowmobiles initially offered as a race machine during fiscal 2002.

Firecat is the result of fundamentally changing the way we think about snowmobile design and engineering. We believe it's the elusive "next big thing" in snowmobiling. Arctic Cat's already legendary performance and handling are further enhanced because the radical new Firecat engine design enables lower placement in the chassis, which lowers the center of gravity and makes the sled more mass-centralized.

Firecat engineering breakthroughs were only part of the excitement for the 2003 model year. Equally exciting are the re-engineered 1M Mountain Cat sleds introduced with a limited production run in fiscal 2002. Significant chassis enhancements shave 35 pounds off every Mountain Cat and, when coupled with the new 900cc engine, gives Arctic Cat mountain machines the best power-to-weight ratio in the industry.

With new remote electric start, our trail-riding and touring customers can start their snowmobiles from inside the house and finish their coffee before heading out to ride. And when it comes to innovation around the growing demand for cleaner, quieter snowmobiles, Arctic Cat is the only snowmobile company that can say its four-stroke engine is well beyond the "emerging technology" stage. The first full-production year of Arctic Cat four-stroke snowmobiles continued opening eyes and convincing skeptics. The model year 2003 four-stroke engine generates 17 percent more power, making it even more desirable. Even our utility

FINANCIAL HIGHLIGHTS

Arctic Cat Inc. Years ended March 31,	**2002**	2001	2000
Net Sales	**$556,079,000**	$502,449,000	$461,460,000
Adjusted Operating Profit	**$ 39,554,000**	$ 35,718,000	$ 31,908,000*
Adjusted Net Earnings	**$ 28,626,000**	$ 26,988,000	$ 24,520,000*
Adjusted Earnings Per Diluted Share	**$1.20**	$ 1.10	$ 0.96*
Average Diluted Shares Outstanding	**23,925,000**	24,457,000	25,586,000
Adjusted Net Margin	**5.1%**	5.4%	5.3%*
Total Assets	**$268,595,000**	$255,658,000	$246,535,000
Long-Term Debt	**$ 0**	$ 0	$ 0
Shareholders' Equity	**$181,638,000**	$170,442,000	$162,558,000
Shareholders' Equity Per Share	**$ 7.81**	$ 7.16	$ 6.53
Year-End Market Price Per Share	**$20.15**	$13.69	$10.25

*During fiscal 2000 the Company announced that it was exiting the personal watercraft (PWC) business effective September 30, 1999. Adjusted fiscal 2000 results exclude a pretax charge of $26.2 million ($16.9 million after tax) or $0.66 per share for certain costs related to the discontinued PWC business. The charge consists of $21.5 million of exit related costs. In addition, other PWC related charges include a $3.1 million change in estimate and $1.6 million in other costs.

fast-growing segment. The 375 is also a critical piece in capturing the strong repeat-buyer market for consumers moving up from the 300cc class.

Arctic Cat also introduced the 500cc 4x4 tilt-box, equipped with a 300-pound capacity box that has been very successful, not only with farmers and ranchers, but also among other property owners and outdoorsmen who like the capability to handle demanding loads. For 2002, we weren't thinking only of adult customers. We also introduced a 90cc youth model. This is the first Arctic Cat addition outside of the utility market. As we look toward future growth, we see non-utility markets as important opportunities for us.

The innovation story is equally important in the ATV business, so after closely studying how a wide variety of consumers use ATVs we developed a new, breakthrough receiver rack system. The Multi Rack Platform (MRP) enables an owner to rapidly convert the standard rack, using any of 22 accessory attachments, and equip the ATV for a given work or recreational activity. The owner simply removes the rack's outside edge and slides in accessories like extension tables, toolkits, lights, carryall baskets and gun scabbards. The accessories are designed around six basic activities: ranching/farming, construction, game hunting, bird hunting, fishing and camping. In addition, we've powered up our 500cc model and added several enhancements designed to meet or exceed the expectations of our customers.

Consumer expectations about dealer and Arctic Cat service climb every year, right in step with product expectations. For experience-seeking motorsports consumers chasing the highest-possible fun factor, service is also a product. As a result, the business requires greater sophistication, speed and agility every year. During fiscal 2003, Arctic Cat will leverage our already robust information services infrastructure with additional investments in customer relationship management systems aimed at delivering best-in-class service to go along with best-in-class product. The additional investment parallels a comprehensive service organization initiative that resets the bar to reflect what the market requires today.

Throughout fiscal 2002, we continued working hard in operational areas that provide opportunities to improve our quality and reduce costs. We continue to enlist more and more of our employees in continuous improvement programs that are yielding better processes, greater efficiencies, and safer, more organized working environments. These programs, along with our continued push into robotics, are critical in meeting ongoing quality and cost challenges.

As you can imagine, operating this business to meet or exceed the expectations of our customers is increasingly demanding. Fortunately, Arctic Cat has years of technology leadership, engineering innovation and operational expertise – along with the skills of 1,700 employees – that we can draw on to compete, win, grow and profit. Fiscal 2002 tested those assets, but we performed well. As always, the current fiscal year will be more challenging than the last. We welcome challenges, and we look forward to what they will lead us to accomplish.

Sincerely,

William G. Ness
Chairman of the Board

Christopher A. Twomey
Chief Executive Officer




ARCT

:e 1996 to more than 7 million shares.

Sales Composition by Product Line

	Snowmobile	All-Terrain Vehicles	Parts, Garments & Accessories
2002	47%	37%	16%
2001	46%	36%	18%
2000	48%	34%	18%

sled was totally redesigned to incorporate the exciting four-stroke engine technology. Arctic Cat is undeniably ahead of the market in giving consumers more four-stroke choices.

The same innovative thinking that delivers exciting new snowmobile products also produced a totally new way of relating to customers and dealers. In a first-of-its-kind opportunity, early-season Firecat buyers were able to personalize their snowmobiles directly with Arctic Cat via the Web. Along with selecting engine, suspension, and colors, buyers designated one of five Firecat graphics packages offered exclusively to early-season 2003 model buyers. Online buyers could also select clothing and accessories at the same time. Whether Arctic Cat is developing new product or responding to changing consumer habits, going to market is full of new, more powerful opportunities to exceed customer expectations while helping dealers sell more efficiently.

The exciting engineering breakthroughs in the 2003 snowmobile lineup help explain why attendance at Arctic Cat consumer shows this spring more than doubled compared to previous years. Although customers obviously were excited to absorb the exciting new Arctic Cat technology, they were unwilling, because of the past winter's poor snow conditions, to order as strongly as we would have liked. As a result, snowmobile sales for fiscal 2003 will decrease by 7 to 10 percent.

While this is discouraging, especially given our exciting new products, we believe it's realistic. Buying levels reflect the fact that four of the last five years have produced below-normal snowfall. A normal snow year will bring customers back into the market, reduce dealer inventories to historically low levels, and dramatically improve snowmobile sales next fiscal year.

ATV Market – Snowmobiles are only one-half of the exciting Arctic Cat product story. Within the short span of seven fiscal years, ATVs have grown to account for one-half of the units we produce and 37 percent of our revenues. The initial Arctic Cat strategy was to deliver more value and more features for prices at or below the competition. That's a bold strategy for a newcomer starting from scratch in critical ATV markets like the South and Southeast. But Arctic Cat brand awareness in those markets today is equal to a competitor that had a 10-year head start in the market.

It's significant that our ATV dealers point to word-of-mouth promotion and referrals as one of their most productive traffic generators. We consistently hear that more and more first-time Arctic Cat ATV buyers arrive at the showroom having been pre-sold by friends who already own Arctic Cat.

A major part of the reputation revolves around "ride," just like our snowmobiles. Arctic Cat, for example, has distinguished itself as the only ATV manufacturer to offer true independent suspension on every model in its lineup. Since beginning with one model in 1996, the Arctic Cat ATV line has grown to 15 models. In addition to completely redesigning the look for our 2002 models, we also introduced a 375cc unit to compete in that



Cat Fact: Arctic Cat leads the way with its' electronic fuel injection (EFI) snowmobiles...and the only manufacturer offering a remote-start option.

ESCAPE



CLEAN, GREEN AND MORE FREQUENTLY SEEN.

The skeptics said it couldn't be done. They said a four-stroke engine wouldn't start in the cold. Would be too heavy. Wouldn't be durable. Arctic Cat knew better, and now we're in the only race where we hope the competition catches us.

WORK




EFI

Cat Fact: A majority of spring-season Firecat orders placed online included purchases of the new Firecat clothing.

FIRECAT LIGHTS IT UP. During the past 30 years, snowmobiles have generally used the same core design. The Firecat breaks new ground with ideas that are out-of-the-box. Arctic Cat engineers put a clean sheet on the drawing board... and didn't look back.


ARCTIC CAT



Cat Fact: U.S. Arctic Cat ATV retail sales during fiscal 2002 increased 23% over the previous year.



BE PREPARED. The Multi Rack Platform (MRP) includes 22 accessory attachments that convert a standard rear rack to a hauler tailored for hunting or installing a fence. Just pull off the rack ends, and plug in a gun scabbard or a tool carrier.

PLAY



Cat Fact: Among 2003 Arctic Cat snowmobiles, only the Firecat was more sought after than the Mountain Cat.



BACK UP THE MOUNTAIN. The re-engineered 1M chassis, loaded with more high-altitude power and helping Mountain Cats shed weight, is taking Arctic Cat back to the top of the hill in western markets. The new, hill-hungry mountain line-up grabbed attention right from the start.

BOUNDS

LEAPS





Cat Fact: Sales of Arctic Cat ATV parts and accessories increased over 20 percent in fiscal 2002.

SERIOUS GUYS WHO LIKE FUN. The heart of Arctic Cat snowmobiles, and now ATVs, is motorsports technology born in the pursuit of racing-level performance. But even old racers know that the real market winner is a snowmobile or ATV that makes it more fun to ride.

Robert J. Dondelinger*+
Chairman, Northern Motors
Thief River Falls, MN

William I. Hagen*+✓
Former Co-owner and Vice President,
NorthStar Transport, Inc.
Eagan, MN
Farmer, Warroad, MN

John C. Heinmiller*+✓
Vice President Finance and
Chief Financial Officer
St. Jude Medical, Inc.
St. Paul, MN

Katsumi Takata
Senior General Manager of Overseas
Motorcycle/Marine & Power Prod. Mkt.
Suzuki Motor Corporation
Hamamatsu, Japan

William G. Ness▪
Chairman, Arctic Cat Inc.
Thief River Falls, MN

Gregg A. Ostrander+▪✓
President and Chief Executive Officer,
Michael Foods, Inc.
Minneapolis, MN

Kenneth J. Roering*▪
Professor, School of Management,
University of Minnesota
Minneapolis, MN

Christopher A. Twomey▪
President and Chief Executive Officer,
Arctic Cat Inc.
Thief River Falls, MN

* Audit Committee Member
\+ Compensation Committee Member
▪ Nominating Committee Member
✓ Stock Grant Subcommittee Member

William G. Ness
Chairman

Christopher A. Twomey
President and Chief Executive Officer

Timothy C. Delmore
Chief Financial Officer and Secretary

Terry J. Blount
Vice President – Human Resources

Robert Bonev
Vice President – Marketing

Ronald G. Ray
Vice President – Manufacturing

Roger H. Skime
Vice President – Research & Development

Ole E. Tweet
Vice President – New Product Development

601 Brooks Avenue South
Thief River Falls, MN 56701
218-681-8558

Robins, Kaplan, Miller & Ciresi L.L.P
Minneapolis, MN

Ihle & Sparby, P.A.
Thief River Falls, MN

Grant Thornton LLP
Minneapolis, MN

Arctic Cat's common stock is traded on the National Market System of Nasdaq under the symbol "ACAT."

If you change your address, or if you have questions about payment of dividends, combining two or more accounts, duplicate mailings, changes in registration or lost stock certificates, please contact our Transfer Agent and Registrar.

Wells Fargo Bank, N.A.
61 North Concord Exchange Street
South St. Paul, MN 55075-0738
1-800-468-9716 or 651-450-4064
www.wellsfargo.com/com/shareowner_services

Shareholders may obtain a copy of the 2002 Form 10-K report without charge upon written request to:

Timothy C. Delmore, Secretary
Arctic Cat Inc.
601 Brooks Avenue South
Thief River Falls, MN 56701

To view the Company's financial information, products and specifications and dealer locations, access Arctic Cat on the Internet at:
www.arcticcat.com







ARCTIC CAT®





Form 10-K For the fiscal year ended March 31, 2002



UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the fiscal year ended March 31, 2002 or

[ ] Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Commission File Number: 0-18607

ARCTIC CAT INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-1443470**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

601 Brooks Avenue South
Thief River Falls, Minnesota 56701
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code: (218) 681-8558
Securities registered pursuant to Section 12(b) of the Act: None
Securities registered pursuant to Section 12(g) of the Act: Common Stock, $.01 par value.
Preferred Stock Purchase Rights.

Indicate by check mark whether the registrant (1) has filed all reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

The aggregate market value of the voting stock held by non-affiliates of the Registrant as of June 11, 2002 (based on the closing sale price of the Common Stock on such date) was approximately $278,000,000.

At June 11, 2002, 15,496,311 shares of Common Stock and 7,560,000 shares of Class B Common Stock of the Registrant were outstanding.

Documents Incorporated by Reference:

Portions of the Company's Proxy Statement for its Annual Meeting of Shareholders currently scheduled to be held on August 8, 2002 are incorporated by reference into Part III of this Form 10-K.

ARCTIC CAT INC.
FORM 10-K
TABLE OF CONTENTS

ITEM 1. BUSINESS

Arctic Cat Inc. (the "Company"), based in Thief River Falls, Minnesota, operates in a single industry segment and designs, engineers, manufactures and markets snowmobiles and all-terrain vehicles (ATVs) under the Arctic Cat® brand name, as well as related parts, garments and accessories. The Company markets its products through a network of independent dealers located throughout the contiguous United States and Canada, and through distributors representing dealers in Alaska, Europe, the Middle East, Asia and other international markets. The Arctic Cat brand name has existed for nearly 40 years and is among the most widely recognized and respected names in the snowmobile industry. The Company trades on the Nasdaq National Market under the symbol ACAT.

Industry Background

Snowmobiles – The snowmobile, developed in the 1950's, was originally intended to be used as a utility vehicle, but today the overwhelming majority of the industry's sales are for recreational use. Between the late 1950's and early 1970's, the industry expanded dramatically reaching a peak of over 100 manufacturers and a high of almost 495,000 units sold to retail customers in North America in 1971. Gasoline shortages, significant gasoline price increases, high interest rates and recessions in the middle to late 1970's through the early 1980's contributed to a significant industry downsizing. Today the number of major industry participants has decreased to four.

Industry-wide snowmobile sales to retail customers in North America were approximately 185,000 units for the 2002 model year. The Company believes these sales were due, in part, to a number of factors such as an expanded system of public and private snowmobile trails, a rapidly growing market among the "baby boomer" generation, product innovations that have improved ride, performance and handling, organized snowmobile clubs which promote the sport and ongoing snowmobile replacement. Since 1971, over six million snowmobiles have been sold in North America, and the Company estimates that over 85 percent of current industry sales are to retail customers who own, or previously owned, a snowmobile.

The industry consolidation that occurred in the mid-1970's through the early 1980's has left four major participants in the North American market: Arctic Cat, Bombardier (Ski-Doo), Polaris and Yamaha. The Company believes the industry consolidation has contributed to improved industry profit margins and closer monitoring of industry inventory levels. The Company believes there are currently more significant barriers to entry into the snowmobile market than existed in the 1970's. These barriers include increased brand loyalty, long-standing dealer and distributor networks and relationships, limited engine sources, manufacturing and engineering expertise and higher initial start-up costs.

Information in this document regarding the worldwide and North American snowmobile market is derived from the International Snowmobile Manufacturers Association. Non-North American sales for the industry are estimated to account for less than 10% of worldwide sales; specific yearly information, with respect to worldwide sales, is not considered by the Company as sufficiently consistent or reliable for presentation in this report. All industry information is based on a model year ending March 31, which is the same as the Company's fiscal year-end, unless otherwise stated.

All-Terrain Vehicles (ATVs) – The ATV industry evolved from the three-wheel model that was developed in the early 1970s to the four-wheel models that are sold today. ATVs are generally one person vehicles used for a variety of off-road uses. The most popular ATV use is general recreation, followed by hunting/fishing, farm/ranch use, hauling/towing, transportation, and commercial uses. From 1970 to 1986, the number of three and four-wheel ATVs sold in the United States continued to grow until peaking in 1986 with approximately 535,000 units sold during that calendar year. From 1987 to 1991, the number of ATVs sold declined to a low of approximately 151,000 units. Since 1992, sales have gradually climbed until reaching approximately 729,000 units in calendar 2001. Major competitors in the industry include Honda, Yamaha, Kawasaki, Bombardier, Polaris and Suzuki.

Personal Watercraft (PWC) – Arctic Cat entered the personal watercraft business in 1993, during a time of rapid industry growth. North American sales peaked at about 210,000 units in 1995, only two years after the Company entered the market, and declined every year since. By the 1999 model year, the market had dropped by half, to only 110,000 units. While the Company was uncertain how far the industry would continue to fall, the personal watercraft market was not profitable for Arctic Cat or its dealers. On October 7, 1999, Arctic Cat announced that it was exiting the personal watercraft (PWC) business effective September 30, 1999. The Company recorded a pre-tax charge of $26.2 million related to the discontinuation of its Tigershark line of PWCs. This charge includes the cost of closing down the production line, and supporting dealers' efforts to sell remaining PWC inventory and service existing PWC customers. Arctic Cat then refocused management's time and the Company's significant financial resources on the profitable and strong snowmobile business, and profitable and rapidly growing ATV product line.

Products

Snowmobiles – The Company produces a full line of snowmobiles, consisting of 52 models, marketed under the Arctic Cat brand name, and designed to satisfy various market niches. The 2002 Arctic Cat models carry suggested U.S. retail prices ranging from $3,749 to $10,499, excluding a children's model which is sold at a suggested U.S. retail price of $1,949. Arctic Cat snowmobiles are sold in the United States, Canada, Scandinavia and other international markets.

The Company's 2002 year snowmobile models are categorized as Performance, Trail Performance, Mountain, Luxury Touring, Family Trail, Touring and Sport Utility. The Company markets: Performance Arctic Cat snowmobiles under the names Thundercat, ZRT, and ZR; Trail Performance Arctic Cat snowmobiles under the name ZL and Four-Stroke Trail; Mountain snowmobiles under the name Mountain Cat; Luxury Touring models under the names Pantera and Four-Stroke Touring; Family Trail snowmobiles under the name Z; Touring snowmobiles under the name Panther; and Sport Utility models under the name Bearcat. In addition, to encourage family involvement in snowmobiling, the Company offers snowmobiles designed especially for small children, marketed under the ZR120 name.

The Company believes the Arctic Cat brand name enjoys a premier image among snowmobile enthusiasts and that its snowmobiles have a long-standing reputation for quality, performance, style, comfort, ride and handling. Arctic Cat snowmobiles offer a wide range of standard and optional features which enhance the operation, riding comfort and performance. Such features include hydraulic disc brakes and a technologically advanced front and rear suspension. Arctic Cat is the industry leader in offering electronic fuel injection (EFI) system on its snowmobiles. In 1999, the Company developed a new corporate brand "ACT"™ (Arctic Cat Technology) in order to recognize and leverage its industry-leading technology and engineering.

The above named features as well as other exclusive Arctic Cat innovations distinguish this new ACT brand. Additional features on certain models include electronic engine gauges and indicator lights, electric starters, handlebar and thumb warmers, reverse gears, 2-up seats, mirrors, custom windshields, hitches and luggage racks. These features may also be purchased separately from independent Arctic Cat dealers as accessories.

Arctic Cat's on-going commitment to both high performance and its retail customers has led the Company to a series of "firsts." In 1988, the Company and Suzuki introduced a new line of compact, lightweight, liquid-cooled twin cylinder engines. In 1990, the Prowler was the first snowmobile to offer a new double-wishbone suspension. With its high performance 1991 Wildcat model, the Company became the first in the industry to offer a 700cc electronic fuel injection engine. In 1992, the Arctic FasTrack, extra-long travel rear suspension was introduced on several high performance models. In 1993, the Company became the first to offer a 900cc, 3 cylinder snowmobile, called the Thundercat. In 1997, Arctic Cat offered the first batteryless EFI system and in 2000 unveiled the first useable four-stroke snowmobile. In 2001, Arctic Cat was the first company to offer a trail smoothing computerized rear suspension system. Arctic Cat believes that its leadership in innovation, technology, style and performance has been demonstrated by its models being awarded numerous honors by Snowmobile, Snowgoer and Snow West magazines.

Arctic Cat believes that it has been able to grow in the worldwide snowmobile retail sales due to its emphasis on new product development. A new model has been introduced by the Company nearly every year since its formation, and in recent years new models have been among the Company's best sellers. In the 2002 model year, over 75 percent of the Company's snowmobile sales were from models or model variations not available three years earlier.

All-Terrain Vehicles (ATVs) – In December 1995, the Company introduced its first ATV. Since that time the Arctic Cat line has grown to 16 models: 500 4x4, 500 4x4 TBX, 375 4x4 and 2x4 automatic models, the following manual models: 500, 400, 300, 250 4x4s, 400, 300, 250 2x4s, a youth model: 90, and a utility model: SBS 1000. Features such as independent suspensions, hydraulic disc brakes, hi-low range and a plentiful 4.75 gallon fuel tank, all make Arctic Cat ATVs consumer friendly. The 2002 Arctic Cat ATV models carry suggested U.S. retail prices ranging from $1,999 to $7,499.

Arctic Cat has continued to expand into international markets by adding new distributors and entering new territories. The Company also produces ATVs for AGCO Corporation under the Massey Ferguson, Delta Allis and Fendt brands for distribution through their dealer network outside of North America.

Arctic Cat believes its ATVs are renown for their power and durability and are well received within the market. For model year 1998, the Arctic Cat 300 was named "Editors Choice" by Sports Afield and "Best In Class" by ATV Magazine. For model year 1999, ATV Magazine named the 300 4x4 as "Best in Class" and the 500 4x4 as the Editors Pick for "Best-for-Work" machine. Farm Industry News gave Arctic Cat 2000 models the FinOvation Award for having the greatest reader interest. ATV magazine awarded the Arctic Cat 250 4x4 model "Best in Class" in fiscal 2001 and "Best Utility" in 2002.

Parts, Garments and Accessories – The Company is the exclusive provider of genuine Arctic Cat snowmobile and ATV parts as well as garments and accessories. Included are replacement parts for Arctic Cat snowmobiles, items to upgrade a snowmobile such as an electric start kit, a reverse gear kit and a two-speed transmission kit, as well as accessories such as mirrors, windshields, luggage racks, backrests, two-person seats, saddlebags, bumpers, gauges, tail light protectors and snowmobile covers. Other items include maintenance supplies such as oil and fuel additives, clutch and carburetor parts, track studs and carbide runners, shocks and springs, accessory fuel tanks, vinyl protectant, touch-up paint, hood and windshield cleaners, windshield defogger and engine storage preservers. Arctic Cat ATV parts and accessories include winch kits, plow kits, portable lights, utility bags as well as maintenance supplies such as brake fluid, fuel de-icer, anti-freeze, and fuel stabilizers. The Company also sells generators under the "Arctic Cat" label.

The Company offers snowmobile garments for adults and children under the "Arcticwear" label. Suits, jackets, pants and accessory garments are offered in a wide variety of styles and sizes combining fashion with functional utility designed for the demands of snowmobiling and other winter activities. The Arcticwear line of clothing also includes crew neck sweaters, pull-overs, riding gloves, hats, fog-resistant face shields, helmets, boots, duffel bags, jerseys and T-shirts. The colors and designs of many of these items are coordinated with specific Arctic Cat snowmobile models.

The Company offers ATV garments under the "Arcticwear ATV Gear" label. This line of clothing is geared toward function and comfort and includes suits, jackets, gloves, boots, helmets, sweatshirts, T-shirts, and caps.

The Company has in the past, and may in the future, consider adding other products consistent with its manufacturing and marketing expertise.

Manufacturing and Engineering

Arctic Cat snowmobiles, ATVs and garments are manufactured at the Company's facilities in Thief River Falls, Minnesota. The Company paints snowmobile hoods and produces other parts for Arctic Cat snowmobiles and ATVs in Madison, South Dakota. In 2002, the Company expanded its operations in South Dakota to include robotic welding. The Company also has a facility in Bucyrus, Ohio which houses its service parts, garments and accessories distribution operations. The Company has strategically identified specific core manufacturing competencies for vertical integration and has chosen outside vendors to provide other parts. The Company has developed relationships with selected high quality vendors in order to obtain access to particular capabilities and technologies outside the scope of the Company's expertise. The Company designs component parts often in cooperation with its vendors, contracts with them for the development of tooling, and then enters into agreements with these vendors to purchase component parts manufactured utilizing the tooling. In its vertically integrated operations, the Company manufactures hoods, foam seats and seat covers and machines, welds and paints other components. The Company completes the total assembly of its products at its facilities in Thief River Falls. Manufacturing operations include digital and computer-automated equipment to speed production, reduce costs and improve the quality, fit and finish of every product. The Company believes that all raw materials used in its manufacturing process and all component parts, with the exception of engines and carburetors, are available from multiple alternative vendors on short notice at competitive prices.

Since the Company's inception, its snowmobile engines have been manufactured by Suzuki Motor Corporation ("Suzuki") pursuant to a supply agreement which is automatically renewed annually unless terminated. While notice of termination of the supply agreement may be given annually, effective cessation of supply would take at least one model year due to the contractual notice requirement. The Company's ATV models also incorporate engines manufactured by Suzuki.

The Company and Suzuki have enjoyed an excellent relationship since the Company's inception. Suzuki purchased approximately 31% of the Company's then outstanding capital stock in July 1988, prior to the Company's initial public offering, and is currently the Company's largest shareholder with approximately 32% of the Company's outstanding capital stock. If Suzuki were ever to cease supplying engines to the Company, such an interruption could materially and adversely affect production. The Company believes it could take up to two model years for a new engine supplier to be in a position to manufacture the Company's specially designed engines.

Since the Company began production, it has followed a build-to-order policy to control inventory levels. Under this policy, the Company only manufactures a number of machines equivalent to the orders received from its dealers and distributors, plus a small number of uncommitted machines used for new dealer development, in-house testing and miscellaneous promotional purposes. Speculative production and excessive inventories in certain periods during the 1970's and early 1980's contributed to significant price discounting in the snowmobile industry. Since the consolidation of the snowmobile industry in the mid-1970's through the early 1980's, speculative production in the industry has been reduced and dealer inventories have remained consistently below historic peak levels. The Company believes dealer inventory levels of non-current Arctic Cat model snowmobiles and ATVs have regularly been and are currently among the lowest in the industry.

Most sales of snowmobiles to retail customers begin in the early fall and continue during the winter. Orders by dealers and distributors for each year's production are placed in the spring following a series of dealer and distributor meetings. Snowmobiles are built-to-order commencing in the spring and continuing through late autumn or early winter. Since its inception, the Company has experienced a low level of snowmobile order cancellations. Approximately 30% to 40% of the Company's snowmobiles have historically been sold to retail customers prior to the end of October, long before the season's snow conditions are known.

Retail sales of ATVs occur throughout the year with seasonal highs occurring in the spring and fall. As with the snowmobiles, the Company produces ATV units on a build-to-order basis. The Company builds ATVs throughout the year to coincide with dealer and consumer demands.

The Company is committed to an ongoing engineering program dedicated to innovation and to continued improvements in the quality and performance of its products as well as product diversification. The Company currently employs 142 individuals in the design and development of new and existing products, with an additional 36 individuals directly involved in the testing of snowmobiles, and ATVs in normal and extraordinary conditions at the Company's test track. In addition, snowmobiles and ATVs are tested in conditions and locations similar to those in which they are used. The Company uses computer-aided design and manufacturing systems to shorten the time between initial concept and final production. For 2002, 2001 and 2000, the Company spent approximately $15,244,000, $10,449,000 and $9,872,000, on engineering, research and development. In addition, utilizing their particular expertise, the Company's vendors regularly test and apply new technologies to the design and production of component parts.

Sales and Marketing

The Company's products are currently sold through an extensive network of independent dealers located throughout the contiguous United States and Canada, and through distributors representing dealers in Alaska, Europe, the Middle East, Asia and other international markets. See Note L to the Consolidated Financial Statements for discussion of international sales. To promote new dealerships and to service its existing dealer network, the Company also employs sales representatives throughout the United States and Canada to represent its products.

The Company's dealers enter into an annual renewable contract and are required to maintain status as an authorized dealer in order to continue selling the Company's products. To obtain and maintain such status, dealers are required to order a sufficient number of snowmobiles and/or ATVs to service their market area adequately. In addition, the dealers must perform service on these units and maintain satisfactory service performance levels, and their mechanics must complete special training provided by the Company. Dealers are also required to carry an inventory of genuine Arctic Cat parts and accessories. As is typical in the industry, most of the Company's dealers also sell some combination of motorcycles, marine products, lawn and garden products and other related products. Approximately 50% of the Company's dealers sell only Arctic Cat snowmobiles, versus multiple brands of snowmobiles. Relations with dealers are generally considered excellent.

The Company utilizes exclusive distributors outside the contiguous 48 United States and Canada to take advantage of their knowledge and experience in their respective markets and to increase market penetration of its products. Each distributor is subject to a distribution agreement which stipulates an exclusive territory for a term ranging from one to three years with specified minimum sales and service requirements for their territory. In fiscal 1997, the Company began marketing its complete product lines to Canadian dealers. The Company believes that marketing directly through dealers brings the Company closer to its Canadian customers, which enables improved service and more competitive prices on snowmobiles, ATVs and parts, garments and accessories. Canadian sales are made in Canadian dollars, nearly all of which is financed through certain Canadian financial institutions. Sales outside North America are normally made in U.S. dollars and most are supported by letters of credit or credit insurance.

The Company's marketing efforts are comprised of dealer, distributor and customer promotions, advertising and cooperative programs with its dealers and distributors. Each year, the Company and its distributors conduct dealer shows in order to introduce the upcoming year's models and to promote dealer orders. Marketing activities are also designed to promote directly to consumers. Products are advertised by the Company in consumer magazines and through other media. In addition, the Company engages in extensive dealer cooperative advertising, on a local and national level, whereby the Company and its dealers share advertising costs. Each season the Company produces promotional films, product brochures, point of purchase displays, leaflets, posters and banners, and other promotional items for use by dealers. The Company also participates in consumer shows and rallies with dealers and sponsors independent drivers who participate in races throughout the world. In order for its dealers and distributors to remain price competitive and to reduce retail inventories, the Company will from time to time make available to them rebate programs, discounts, or other incentives. The Company publishes and mails, four times a year, the Pride magazine to all registered owners of its products.

The Company places strong emphasis on identifying and addressing the specific needs of its customers by periodically conducting dealer and consumer focus group meetings and surveys.

The Company warrants its snowmobiles and ATVs under a limited warranty against defects in materials and workmanship for a period ranging from six months to one year from the date of retail sale or for a period of 90 days from the date of commercial or rental use. Repairs or replacements under warranty are administered through the Company's dealers and distributors.

Competition

The snowmobile and ATV markets are highly competitive, based on a number of factors, including performance, styling, fit and finish, brand loyalty, reliability, durability and price. The Company believes Arctic Cat snowmobiles and ATVs are highly regarded by consumers in all of these competitive categories. Certain of the Company's competitors are more diversified and have financial and marketing resources which are substantially greater than those of the Company.

Regulation

Both federal and state authorities have vigorous environmental control requirements relating to air, water and noise pollution that affect the manufacturing operations of the Company. The Company endeavors to insure that its facilities comply with applicable environmental regulations and standards. Various states and other governmental agencies have also promulgated safety regulations regarding the use of snowmobiles and ATVs. The Company has supported laws and regulations pertaining to safety and noise abatement. The Company believes that the adoption of any pending laws or regulations would not negatively affect its products to any greater degree than those of its competitors.

California currently regulates emission standards for ATVs, and the company currently meets these requirements. The Company supports balanced and appropriate programs that educate the customer on safe use of its products and protect the environment. Although currently the snowmobile industry is not regulated by any federal or state legislation, the Environmental Protection Agency (EPA) has initiated a process to regulate snowmobile and ATV engines. The Company expects a final ruling no earlier than September of 2002 affecting the model years 2006 and beyond.

Certain materials used in snowmobile and ATV manufacturing that are toxic, flammable, corrosive or reactive are classified by the federal and state governments as "hazardous materials." Control of these substances is regulated by the EPA and various state pollution control agencies, which require reports and inspection of facilities to monitor compliance. The Company's cost of compliance with environmental regulations has not been, and is not expected to be, material. The Company's manufacturing facilities are subject to the regulations promulgated by, and may be inspected by, the Occupational Safety and Health Administration.

The Company is a member of the International Snowmobile Manufacturers Association (ISMA), a trade association formed to promote safety in the manufacture and use of snowmobiles, among other things. The ISMA is currently made up of Arctic Cat, Bombardier (Ski-Doo), Yamaha, and Polaris. The ISMA members are also members of the Snowmobile Safety and Certification Committee (SSCC), which promulgated voluntary safety standards for snowmobiles. The SSCC standards, which require testing and evaluation by an independent testing laboratory of each model produced by participating snowmobile manufacturers, have been adopted by the Canadian Department of Transport. Following the development of the SSCC standards, the U.S. Consumer Products Safety Commission denied a petition to develop a mandatory federal safety standard for snowmobiles in light of the high degree of adherence to the SSCC standards in the United States. Since the Company's inception, all of its models have complied with the SSCC standards.

The Company is a member of the Specialty Vehicle Institute of America (SVIA), a trade association organized to foster and promote the safe and responsible use of specialty vehicles manufactured and/or distributed throughout the United States of America. The Company is also a member of the Canadian All-Terrain Vehicle Distributors Council (CATV), a council of similar function. In addition, the Arctic Cat ATV conforms to certain U.S. Consumer Product Safety Commission standards.

Effects of Weather

While from time to time lack of snowfall in a particular region of the United States or Canada may adversely affect snowmobile retail sales within that region, the Company works to mitigate this effect by taking snowmobile orders in the spring for the following winter season and by working with its dealers to move snowmobiles out of a region with light snowfall to another region with heavier snowfall. Nonetheless, there is no assurance that weather conditions will not materially effect the Company's future sales of snowmobiles.

Employees

At March 31, 2002, the Company had approximately 1,162 employees including 331 salaried and 831 hourly and production personnel. Due to the seasonal nature of sales and the Company's snowmobile production schedule, prior to the introduction of the ATV, approximately 60% of hourly personnel worked only during the spring through the late fall production period. However, during the past six fiscal years, a majority of employees remained employed throughout the year to produce the Arctic Cat ATV. The Company's employees are not represented by a union or subject to a collective bargaining agreement. The Company has never experienced a strike or work stoppage and considers its relations with its employees to be excellent.

Intellectual Property

The Company makes an effort to patent all significant innovations that it considers patentable and owns numerous patents and know-how which relate to the design, engineering and production of its snowmobiles, ATVs and other products. Trademarks are important to the Company's snowmobile, ATVs and related parts, garments and accessories business activities. While from time to time the Company becomes aware of the unauthorized use of its trademarks, particularly in the sale of promotional items, the Company has a vigorous program of trademark enforcement to eliminate the unauthorized use of its trademarks, thereby strengthening the value of its trademarks and improving its image and customer goodwill. The Company believes that its "Arctic Cat " registered United States trademark is its most significant trademark. Additionally, the Company has numerous registered trademarks, trade names and logos, both in the United States and internationally.

ITEM 2. PROPERTIES

The following sets forth the Company's material property holdings as of March 31, 2002.

Location	FacilityType / Use	Owned or Leased	Sq Ft./ Acres
Thief River Falls, Minnesota	Manufacturing / Corporate Office	Owned	558,000
Thief River Falls, Minnesota	Warehouse	Leased	24,400
Thief River Falls, Minnesota	Warehouse	Leased	7,550
Thief River Falls, Minnesota	Land (in acres)	Owned	95
Madison, South Dakota	Manufacturing	Owned	40,000
Bucyrus, Ohio	Distribution Center	Owned	220,000
Winnipeg, Manitoba	Distribution / Service Center	Leased	10,602
Island Park, Idaho	Test & Development Facility	Owned	3,000

ITEM 3. LEGAL PROCEEDINGS

Accidents involving personal injury and property damage occur in the use of snowmobiles, PWC, and ATVs. Claims have been made against the Company from time to time. It is the Company's policy to vigorously defend against these actions. The Company believes that the cases in discovery are adequately covered by reserves and product liability insurance. Although the Company from time to time has been named as a defendant in lawsuits involving product liability claims against Arctic Enterprises, Inc. on the theory that the Company is a successor of Arctic Enterprises, Inc., the Company is not a successor of Arctic Enterprises, Inc. and has never been found liable in any such lawsuits. The Company is not involved in any legal proceedings which are considered to have the potential for a materially adverse impact on the Company's business or financial condition.

Product liability insurance is presently maintained by the Company on a "per occurrence" basis (with coverage being provided in respect of accidents which occurred during the policy year, regardless of when the related claim is made) in the amount of $10,000,000 in the aggregate, with a $5,000,000 self-insured retention. The Company believes such insurance is adequate.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to the shareholders' during the fourth quarter of fiscal 2002.

ITEM 4A. EXECUTIVE OFFICERS OF REGISTRANT

Name	Age	Position
William G. Ness	64	Chairman of the Board of Directors
Christopher A. Twomey	54	President and Chief Executive Officer
Timothy C. Delmore	48	Chief Financial Officer and Corporate Secretary
Terry J. Blount	59	Vice President – Human Resources
Robert Bonev	44	Vice President – Marketing
Ronald G. Ray	53	Vice President – Manufacturing
Roger H. Skime	59	Vice President – Research & Development
Ole E. Tweet	55	Vice President – New Product Development

Mr. Ness has been Chairman of the Board of Directors of the Company since its inception in 1983. He is also a director of Northern Woodwork (specialty furniture manufacturer), a director of Northern State Bank and Itasca Bemidji Incorporated.

Mr. Twomey has been President and Chief Executive Officer of the Company since January 1986 and a director since 1987. He has held various executive officer positions with the Company since 1983. Mr. Twomey is currently serving as a director of The Toro Company.

Mr. Delmore has been Chief Financial Officer of the Company since 1986 and has been Corporate Secretary of the Company since 1989. Mr. Delmore, a CPA with seven years of prior public accounting experience, joined the Company in 1985 as Controller.

Mr. Blount has been Vice President – Human Resources since August of 1996. Mr. Blount has over 30 years of Human Resource experience in the manufacturing field. Prior to joining the Company, Mr. Blount worked as Vice President-Human Resources at Washington Scientific Industries since 1981.

Mr. Bonev has been Vice President – Marketing since June of 2001 and has over 19 years of marketing experience. From February 1999 to January 2000, Mr. Bonev served as Vice President of Marketing for Outdoor Marine Corporation. From December 1998 to February 1999, Mr. Bonev was employed by Teledyne Continental Motors, a business segment of Teledyne Technologies Incorporated, as Vice President of Sales/Marketing. From June 1993 to December 1998, Mr. Bonev was Director of Marketing for Mercury Marine, a division of The Brunswick Corporation.

Mr. Ray has been Vice President – Manufacturing since April of 1992 and has over 30 years of manufacturing experience. Before joining Arctic Cat he served eight years as Vice President of Manufacturing for a Minnesota based company.

Mr. Skime has been Vice President – Research and Development of the Company since its inception in 1983 and has been employed in the snowmobile industry for over 40 years.

Mr. Tweet has been Vice President of New Product Development and General Manager of the Marine Division since May 1992. Prior to that, he had been the Company's Vice President – Marketing since its inception in 1983 and has been employed either in the snowmobile or ATV industry for 30 years.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock is traded on the Nasdaq National Market under the Nasdaq symbol "ACAT". Quotations below represent the high and low sale prices as reported by Nasdaq. The Company's stock began trading on the Nasdaq National Market on June 26, 1990.

Years ended March 31,	2002		2001	
Quarterly Prices	High	Low	High	Low
First Quarter	$15.54	$12.95	$12.00	$ 9.94
Second Quarter	$16.46	$12.91	$13.13	$11.25
Third Quarter	$17.90	$12.00	$13.00	$11.38
Fourth Quarter	$20.35	$15.95	$15.00	$11.63

As of June 11, 2002, the Company had approximately 517 stockholders of record, including the nominee of Depository Trust Company which held 13,987,234 shares of common stock.

The Company has paid a quarterly dividend of $0.06 per share since February 2, 1995.

ITEM 6. SELECTED FINANCIAL DATA

(In thousands, except per share amounts) Years ended March 31,	2002	2001	2000	1999	1998
INCOME STATEMENT DATA:					
Net sales (1)	$556,079	$502,449	$461,460	$464,738	$489,218
Cost of goods sold (1)	433,297	398,019	376,202	367,874	379,368
Gross profit	122,782	104,430	85,258	96,864	109,850
Selling, general and administrative expenses (1)	83,228	68,712	79,550	63,933	72,172
Operating profit	39,554	35,718	5,708	32,931	37,678
Interest income	2,543	4,563	4,591	2,933	1,837
Interest expense	–	–	–	(27)	(59)
Earnings before income taxes	42,097	40,281	10,299	35,837	39,456
Income taxes	13,471	13,293	2,678	12,722	14,007
Net earnings	$ 28,626	$ 26,988	$ 7,621(2)	$ 23,115	$ 25,449
Net earnings per share					
Basic	$1.21	$1.11	$0.30(2)	$0.84	$0.88
Diluted	$1.20	$1.10	$0.30(2)	$0.84	$0.88
Cash dividends per share	$0.24	$0.24	$0.24	$0.24	$0.24
Weighted average shares outstanding					
Basic	23,587	24,231	25,535	27,632	28,974
Diluted	23,925	24,457	25,586	27,668	29,059
As of March 31,	2002	2001	2000	1999	1998
BALANCE SHEET DATA (In thousands):					
Cash & short-term investments	$102,040	$ 99,828	$108,277	$ 95,208	$ 58,545
Working capital	133,785	127,216	132,072	142,039	142,243
Total assets	268,595	255,658	246,535	240,146	229,718
Long-term debt	–	–	–	–	–
Shareholders' equity	181,638	170,442	162,558	175,479	177,505

(1) In fiscal 2002, the Company adopted Emerging Issue Task Force (EITF) issue 00-14, "Accounting for Certain Sales Incentives," and EITF issue 01-09, "Accounting for Consideration Given by a Vendor to a Customer." The adoption of these EITF's resulted in a decrease in net sales and a corresponding decrease in selling, general and administrative expense in fiscal 2002, 2001, 2000, 1999 and 1998 by $ 27.4 million, $ 28.2 million, $ 33.4 million, $ 24.8 million and $24.9 million, respectively. In addition, the adoption of these EITF's increased cost of sales and decreased selling, general and administrative expenses in fiscal 2002, 2001, 2000, 1999 and 1998 by $ 1.3 million, $ 3.8 million, $ 1.9 million, $ 1.6 million and $ 0.8 million, respectively. See Note A in the Notes to Consolidated Financial Statements for further details.

(2) During fiscal 2000 the Company announced that it was exiting the personal watercraft (PWC) business effective September 30, 1999. Fiscal 2000 results include a pretax charge of $26.2 million ($16.9 million after tax) or $0.66 per share for certain costs related to the discontinued PWC business. The charge consists of $21.5 million of exit related costs. In addition, other PWC related charges include a $3.1 million change in estimate and $1.6 million in other costs.

QUARTERLY FINANCIAL DATA (unaudited)

(In thousands, except per share amounts)		Total Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net Sales						
2002		**$556,079**	**$77,821**	**$211,081**	**$167,917**	**$99,260**
2001		502,449	86,024	190,582	145,628	80,215
2000		461,460	84,757	195,296	99,710	81,697
Gross Profit						
2002		**$122,782**	**$18,876**	**$ 51,925**	**$ 35,642**	**$16,339**
2001		104,430	19,431	43,937	27,709	13,353
2000		85,258	17,198	33,714	21,455	12,891
Net Earnings (Loss)						
2002		**$ 28,626**	**$ 1,957**	**$ 20,332**	**$ 8,151**	**$ (1,814)**
2001		26,988	2,052	18,606	7,365	(1,035)
2000		7,621	1,861	2,172	4,311	(723)
Net Earnings (Loss) Per Share						
2002	**Basic**	**$1.21**	**$0.08**	**$0.85**	**$0.35**	**$(0.08)**
	Diluted	**1.20**	**0.08**	**0.84**	**0.34**	**(0.08)**
2001	Basic	1.11	0.08	0.77	0.31	(0.04)
	Diluted	1.10	0.08	0.76	0.30	(0.04)
2000	Basic & Diluted	0.30	0.07	0.08	0.17	(0.03)

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Fiscal 2002 was another successful year for Arctic Cat. The Company reported record breaking revenues of $556.1 million. Snowmobile net sales grew 14%. ATV net sales increased 12% as Arctic Cat continued to outpace the ATV industry's double-digit growth. In fiscal 2002 37% of net sales were from ATVs.

Results of Operations

2002 vs. 2001 – During fiscal 2002 net sales increased 10.7% to $556,079,000 from $502,449,000 in fiscal 2001. ATV unit volume increased 13.6%, snowmobile unit volume increased 11.1% and dollar sales of parts, garments and accessories were flat. The Company believes the continued increase in ATV net sales is due both to enthusiastic dealer and consumer reception of the Arctic Cat ATV and growth in the ATV market. Snowmobile unit volume increased because of higher dealer orders related to normal snowfalls during the prior winter season.

Gross profit increased 17.6% to $122,782,000 in 2002 from $104,430,000 in 2001 and the gross profit percentage was 22.1% versus 20.8% in 2001. The majority of the increase in fiscal 2002 gross profit percentage is due to the improved dollar yen relationship.

Selling, general and administrative expenses increased 21.1% to $83,228,000 in 2002 from $68,712,000 in 2001. The increase in operating expenses was mainly due to increased ATV and snowmobile marketing expenses which were in line with sales increases as well as increased snowmobile and ATV research and development expenses. As a percent of net sales, operating expenses were 15.0% in 2002 compared with 13.7% in 2001.

Operating profits increased 10.7% to $39,554,000 in 2002 from $35,718,000 in 2001. As a percent of net sales, operating profits were 7.1% in 2002 and 2001.

Interest income decreased 44.3% to $2,543,000 in fiscal 2002 from $4,563,000 due to lower yields on invested cash related to lower interest rates.

Net earnings increased 6.1% to $28,626,000 from $26,988,000 for fiscal 2001. Diluted earnings per share increased 9.1% to $1.20 per share in fiscal 2002 from $1.10 per share in fiscal 2001. Net earnings as a percent of net sales were 5.1% and 5.4% in 2002 and 2001, respectively.

2001 vs. 2000 – During fiscal 2001 net sales increased 8.9% to $502,449,000 from $461,460,000 in fiscal 2000. ATV unit volume increased 22.3% offset by a 7.1% decrease in snowmobile unit volume. Dollar sales of parts, garments and accessories increased 3.2%. The Company believes the continued increase in ATV net sales is due both to enthusiastic dealer and consumer reception of the Arctic Cat ATV and growth in the ATV market. Snowmobile unit volume decreased because of lower dealer orders related to warmer than usual weather during the prior winter season.

Gross profit increased 22.5% to $104,430,000 in 2001 from $85,258,000 in 2000 and the gross profit percentage increased to 20.8% from 18.5% in 2000. The increase in the year-to-date gross profit percentage was primarily due to exit and related costs recorded last year for the discontinued PWC business.

Selling, general and administrative expenses decreased 13.6% to $68,712,000 in 2001 from $79,550,000 in 2000. The decrease in operating expenses was mainly due to watercraft exit costs of $9,666,000 recorded last year, which were offset to a certain extent by increased ATV marketing expenses this year. During mid fiscal 2000 the Company exited the PWC business. There were no adjustments to the initial exit plan restructuring charge during fiscal 2001. The Company estimates the following cash requirements for the exit related costs after March 31, 2001; $5,097,000 for consumer incentives and $2,861,000 for other exit costs.

Operating profits increased to $35,718,000 in 2001 from $5,708,000 in 2000. As a percent of net sales, operating profits increased to 7.1% in 2001 compared to 1.2% in 2000.

Net earnings were $26,988,000 or $1.10 per share on a diluted basis, as compared to net earnings of $7,621,000 or $0.30 per share on a diluted basis for fiscal 2000. Net earnings as a percent of net sales were 5.4% and 1.7% in 2001 and 2000, respectively. Without the exit costs and related costs associated with the discontinued PWC business, fiscal 2000 net earnings would have been $24,520,000 or $0.96 per diluted share.

Liquidity and Capital Resources

The seasonality of the Company's snowmobile production cycle and the lead time between the commencement of snowmobile and ATV production in the early spring and commencement of shipments late in the first quarter have resulted in significant fluctuations in the Company's working capital requirements during the year. Historically, the Company has financed its working capital requirements out of available cash balances at the beginning and end of the production cycle and with short-term bank borrowings during the middle of the cycle. The Company believes current available cash and cash generated from operations will provide sufficient funds to finance the Company on a short and long-term basis.

Cash and Short-Term Investments

Cash and short-term investments were $102,040,000 at March 31, 2002 compared to $99,828,000 at March 31, 2001. The Company's cash balances traditionally peak early in the fourth quarter and then decrease as working capital requirements increase when the Company's snowmobile and spring ATV production cycles begin. The Company's investment objectives are first, safety of principal and second, rate of return.

Working Capital

The Company has an unsecured credit agreement with banks for the issuance of up to $45,000,000 of documentary and stand-by letters of credit and for working capital and, in addition, has a $15,000,000 seasonal credit agreement for the Company's peak production period. Total working capital borrowings under the credit agreement are limited to $30,000,000. The total letters of credit issued at March 31, 2002 were $24,436,000, of which $20,862,000 was issued to Suzuki Motor Corporation for engine purchases. Since 1996, the Company has repurchased over 7 million shares of common stock. In May 2001, the Company's Board of Directors authorized an additional $20,000,000 share repurchase of which $19,121,000 remains available for repurchase.

In 2002, the Company invested $22,231,000 in capital expenditures. The Company expects that fiscal 2003 capital expenditures, including tooling, will be approximately $20,000,000. The Company believes that cash generated from operations and available cash will be sufficient to meet its working capital, regular quarterly dividend, share repurchase program and capital expenditure requirements on a short and long-term basis.

The Company has agreements with certain finance companies to provide snowmobile and ATV floor plan financing for the Company's North American dealers. These agreements improve the Company's liquidity by financing dealer purchases of products without requiring substantial use of the Company's working capital. The Company is paid by the floor plan companies shortly after shipment and as part of its marketing programs the Company pays the floor plan financing of its dealers for certain set time periods depending on the size of a dealer's order. The financing agreements require repurchase of repossessed new and unused units and set limits upon the Company's potential liability for annual repurchases. The aggregate potential liability was approximately $11,157,000 at March 31, 2002. No material losses have been incurred by the Company under these agreements, which are terminable by either party upon 30 days notice. The Company has also guaranteed approximately 50% of the amounts financed by its dealers with one of the finance companies. At March 31, 2002, the Company's maximum level of exposure under this guarantee was approximately $73,176,000. No material losses have been incurred by the Company under this agreement. The Company believes current available cash and cash generated from operations provide sufficient funding in the event there is a requirement to perform under this guarantee.

Inflation and Exchange Rates

Inflation is not expected to have a significant impact on the Company's business. The Company generally has been able to offset the impact of increasing costs through a combination of productivity gains and price increases.

During fiscal 2002, approximately 30% of the Company's cost of sales were purchased from Japanese yen denominated suppliers. The majority of these purchases were made from Suzuki Motor Corporation who supplies engines for the Company's snowmobiles and ATVs. The Company has an agreement with Suzuki Motor Corporation for snowmobile engine purchases to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Japanese yen above and below a fixed range contained in the agreement. This agreement renews annually. During fiscal 2002, the exchange rate fluctuation between the U.S. dollar and the Japanese yen had a modest negative impact on the Company's operating results. From time to time the Company utilizes foreign exchange hedging contracts to minimize the impact of exchange rate fluctuations. At March 31, 2002, there were $30,998,000 of foreign exchange contracts outstanding for Japanese yen.

Sales to Canadian dealers are made in Canadian dollars with the U.S. dollar serving as the functional currency. During fiscal 2002, sales to Canadian dealers comprised 13.1% of total net sales. During fiscal 2002, the exchange rate fluctuation between the U.S. dollar and the Canadian dollar had a modest negative impact on operating profits. At March 31, 2002 there were no foreign exchange contracts outstanding related to the Canadian dollar.

Forward-Looking Statements

The Private Securities Litigation Reform Act of 1995 provides a safe harbor for certain forward-looking statements. This Report on Form 10-K, as well as the Company's Annual Report and future filings with the Securities and Exchange Commission, the Company's press releases and oral statements made with the approval of an authorized executive officer, contain forward-looking statements that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. The words "aim," "believe," "expect," "anticipate," "intend," "estimate" and other expressions that indicate future events and trends identify forward-looking statements. Actual future results and trends may differ materially from historical results or those anticipated depending on a variety of factors, including, but not limited to: product mix and volume; competitive pressure on sales and pricing; increase in material or production cost which cannot be recouped in product pricing; changes in the sourcing of engines from Suzuki; warranty expenses; foreign currency exchange rate fluctuations; product liability claims and other legal proceedings in excess of insured amounts; environmental and product safety regulatory activity; effects of the weather; overall economic conditions; and consumer demand and confidence.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to certain market risk relating to changes in interest rates and foreign currency exchange rates. Information regarding foreign currency exchange rates is discussed within "Management's Discussion and Analysis – Inflation and Exchange Rate" and footnote A to Financial Statements. Interest rate market risk is managed for cash and short-term investments by investing in a diversified frequently maturing portfolio consisting of municipal bonds and money market funds that experience minimal volatility. The carrying amount of available-for-sale debt securities approximate related fair value and the associated market risk is not deemed to be significant.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Statements, Notes, and Report of Independent Certified Public Accountants appear on pages 17 through 28. Quarterly financial data appears in Item 6.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT

The information included under the heading "Election of Directors" and "Beneficial Ownership of Capital Stock-Section 16(a) Beneficial Ownership Reporting Compliance" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held August 8, 2002, is incorporated herein by reference.

Pursuant to instruction 3 to Item 401(b) of Regulation S-K, information as to executive officers of the Company is set forth in Item 4A of this Form 10-K.

ITEM 11. EXECUTIVE COMPENSATION

The information included under the heading "Executive Compensation and Other Information" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held August 8, 2002, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The information included under the heading "Beneficial Ownership of Capital Stock" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held August 8, 2002, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Information with respect to certain relationships and related transactions, appearing under the heading "Executive Compensation and Other Information-Certain Transactions" in the Company's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on August 8, 2002, is incorporated herein by reference.

PART IV

ITEM 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

(a) Documents filed as part of report

1. Financial Statements.

The following consolidated financial statements of the Company and its subsidiaries are filed as part of this Form 10-K:

		Form 10-K Page Reference
(i)	Consolidated Balance Sheets as of March 31, 2002 and 2001	17
(ii)	Consolidated Statements of Earnings for the three years ended March 31, 2002, 2001 and 2000	18
(iii)	Consolidated Statements of Shareholders' Equity for the three years ended March 31, 2002, 2001 and 2000	19
(iv)	Consolidated Statements of Cash Flows for the three years ended March 31, 2002, 2001 and 2000	20
(v)	Notes to Consolidated Financial Statements	21-27
(vi)	Report of Independent Certified Public Accountants	28

2. Schedules filed as part of this Form 10-K:

None.

3. Exhibits

		Method of Filing
3(a)	Amended and Restated Articles of Incorporation of Company	(3)
3(b)	Restated By-Laws of the Company	(1)
4(a)	Form of specimen Common Stock Certificate	(1)
4(b)	Rights Agreement by and between the Company and Wells Fargo Bank Minnesota, N.A., dated September 17, 2001	(4)
10(a)	1989 Stock Option Plan, as amended	(3)
10(b)	1995 Stock Option Plan, as amended	(3)
10(c)	Purchase/Supply Agreement dated as of March 1, 1985 between Suzuki Motor Co., Ltd. and the Company, and related Agreement on Implementation of Warranty Provision.	(1)
10(d)	Form of Employment Agreement between the Company and each of its executive officers	(1)
10(e)	Floorplan Repurchase Agreement dated July 13, 1984, between the Company and ITT Commercial Finance Corp.	(1)
10(f)	Floorplan Repurchase Agreement dated as of June 15, 1988, between the Company and ITT Commercial Finance, a division Of ITT Industries of Canada, Ltd.	(1)
10(g)	Discretionary Revolving Credit Facility, dated as of June 6, 1997, between the Company and Wells Fargo Bank Minnesota, National Association.	(3)
21	Subsidiaries of the Registrant	(2)
23	Consent of Independent Certified Public Accountants	(2)

(b) Reports on Form 8-K

No reports on Form 8-K were filed during the three months ended March 31, 2002.

(c) Exhibits

Reference is made to Item 14(a) 3.

(1) Incorporated herein by reference to the Company's Form S-1 Registration Statement (File Number 33-34984).

(2) Filed with this Form 10-K.

(3) Incorporated herein by reference to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1997.

(4) Incorporated by reference to Exhibit 1 to the Company's Registration on Form 8-A filed with the SEC on September 20, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15 (d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on the 27th day of June, 2002.

ARCTIC CAT INC.

/s/Christopher A. Twomey

Christopher A. Twomey
President, Chief Executive Officer
and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the date indicated.

Signature	Date
/s/ William G. Ness William G. Ness Chairman of the Board and Director	June 27, 2002
/s/ Christopher A. Twomey Christopher A. Twomey President, Chief Executive Officer and Director (Principle Executive Officer)	June 27, 2002
/s/ Timothy C. Delmore Timothy C. Delmore Chief Financial Officer (Principle Financial and Accounting Officer)	June 27, 2002
/s/ Robert J. Dondelinger Robert J. Dondelinger, Director	June 27, 2002
/s/ William I. Hagen William I. Hagen, Director	June 27, 2002
/s/ John C. Heinmiller John C. Heinmiller, Director	June 27, 2002
/s/ Gregg A. Ostrander Gregg A. Ostrander, Director	June 27, 2002
/s/ Kenneth J. Roering Kenneth J. Roering, Director	June 27, 2002
/s/ Katsumi Takata Katsumi Takata, Director	June 27, 2002

CONSOLIDATED BALANCE SHEETS

Arctic Cat Inc. March 31,	2002	2001
ASSETS		
Current Assets		
Cash and equivalents	$ 43,466,000	$ 42,881,000
Short-term investments	58,574,000	56,947,000
Accounts receivable, less allowances	23,819,000	24,897,000
Inventories	61,552,000	60,939,000
Prepaid expenses	3,395,000	2,401,000
Income taxes receivable	3,937,000	–
Deferred income taxes	16,644,000	18,045,000
Total current assets	211,387,000	206,110,000
Property and Equipment – At Cost		
Machinery, equipment and tooling	101,296,000	86,799,000
Land, buildings and improvements	19,257,000	18,319,000
	120,553,000	105,118,000
Less accumulated depreciation	63,345,000	55,570,000
	57,208,000	49,548,000
	$268,595,000	$255,658,000
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 27,788,000	$ 29,309,000
Accrued expenses	49,814,000	49,585,000
Total current liabilities	77,602,000	78,894,000
Deferred Income Taxes	9,355,000	6,322,000
Commitments and Contingencies	–	–
Shareholders' Equity		
Preferred stock, par value $1.00; 2,050,000 shares authorized; none issued	–	–
Preferred stock – Series A Junior Participating, par value $1.00; 450,000 shares authorized; none issued	–	–
Common stock, par value $.01; 37,440,000 shares authorized; shares issued and outstanding, 15,694,316 in 2002; 16,228,412 in 2001	157,000	162,000
Class B common stock, par value $.01; 7,560,000 shares authorized, issued, and outstanding	76,000	76,000
Accumulated other comprehensive income (loss)	(122,000)	320,000
Retained earnings	181,527,000	169,884,000
	181,638,000	170,442,000
	$268,595,000	$255,658,000

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS

Arctic Cat Inc. Years ended March 31,	**2002**	2001	2000
Net sales	$556,079,000	$502,449,000	$461,460,000
Cost of goods sold	433,297,000	398,019,000	373,367,000
Watercraft inventory writedown	–	–	2,835,000
Gross profit	122,782,000	104,430,000	85,258,000
Selling, general and administrative expenses	83,228,000	68,712,000	69,884,000
Watercraft exit costs	–	–	6,186,000
Watercraft asset impairment	–	–	3,480,000
Operating profit	39,554,000	35,718,000	5,708,000
Other income			
Interest income	2,543,000	4,563,000	4,591,000
Earnings Before Income Taxes	42,097,000	40,281,000	10,299,000
Income tax expense	13,471,000	13,293,000	2,678,000
Net Earnings	$ 28,626,000	$ 26,988,000	$ 7,621,000
Net Earnings Per Share			
Basic	$1.21	$1.11	$0.30
Diluted	$1.20	$1.10	$0.30
Weighted average shares outstanding			
Basic	23,587,000	24,231,000	25,535,000
Diluted	23,925,000	24,457,000	25,586,000

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

Arctic Cat Inc. Years ended March 31,	Common Stock Shares	Common Stock Amount	Class B Common Stock Shares	Class B Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Retained Earnings	Total
Balances at April 1, 1999	18,828,775	$188,000	7,560,000	$76,000	$ –	$ –	$175,215,000	$175,479,000
Repurchase of common stock	(1,500,800)	(15,000)	–	–	–	–	(14,396,000)	(14,411,000)
Net earnings	–	–	–	–	–	–	7,621,000	7,621,000
Dividends ($.24 per share)	–	–	–	–	–	–	(6,131,000)	(6,131,000)
Balances at March 31, 2000	17,327,975	173,000	7,560,000	76,000	–	–	162,309,000	162,558,000
Exercise of stock options	290,859	3,000	–	–	2,984,000	–	–	2,987,000
Tax benefits from stock option exercises	–	–	–	–	95,000	–	–	95,000
Repurchase of common stock	(1,390,422)	(14,000)	–	–	(3,079,000)	–	(13,598,000)	(16,691,000)
Other comprehensive income:								
Net earnings	–	–	–	–	–	–	26,988,000	26,988,000
Unrealized gain on securities available-for-sale, net of tax	–	–	–	–	–	320,000	–	320,000
Total other comprehensive income	–	–	–	–	–	–	–	27,308,000
Dividends ($.24 per share)	–	–	–	–	–	–	(5,815,000)	(5,815,000)
Balances at March 31, 2001	16,228,412	162,000	7,560,000	76,000	–	320,000	169,884,000	170,442,000
Exercise of stock options	801,869	8,000	–	–	5,986,000	–	1,936,000	7,930,000
Tax benefits from stock option exercises	–	–	–	–	1,256,000	–	–	1,256,000
Repurchase of common stock	(1,335,965)	(13,000)	–	–	(7,242,000)	–	(13,252,000)	(20,507,000)
Other comprehensive income:								
Net earnings	–	–	–	–	–	–	28,626,000	28,626,000
Unrealized loss on securities available-for-sale, net of tax	–	–	–	–	–	(49,000)	–	(49,000)
Effect of adoption of SFAS No. 133	–	–	–	–	–	(741,000)	–	(741,000)
Unrealized gain on derivative instruments, net of tax	–	–	–	–	–	348,000	–	348,000
Total other comprehensive income	–	–	–	–	–	–	–	28,184,000
Dividends ($.24 per share)	–	–	–	–	–	–	(5,667,000)	(5,667,000)
Balances at March 31, 2002	**15,694,316**	**$157,000**	**7,560,000**	**$76,000**	**$ –**	**$(122,000)**	**$181,527,000**	**$181,638,000**

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Arctic Cat Inc. Years ended March 31,	2002	2001	2000
Cash flows from operating activities			
Net earnings	$ 28,626,000	$ 26,988,000	$ 7,621,000
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	14,571,000	9,985,000	10,569,000
Deferred income taxes	4,694,000	1,164,000	(5,301,000)
Tax benefit from stock option exercises	1,256,000	95,000	–
Watercraft inventory writedown, exit costs and asset impairment	–	–	21,462,000
Changes in operating assets and liabilities, net of effect of watercraft charges			
Trading securities	(2,845,000)	(8,855,000)	(5,009,000)
Accounts receivable	1,078,000	(6,549,000)	4,915,000
Inventories	(1,237,000)	730,000	1,689,000
Prepaid expenses	(1,536,000)	479,000	(305,000)
Accounts payable	(1,521,000)	1,991,000	3,303,000
Accrued expenses	229,000	(192,000)	3,207,000
Income taxes	(3,395,000)	(982,000)	(2,330,000)
Net cash provided by operating activities	39,920,000	24,854,000	39,821,000
Cash flows from investing activities			
Purchase of property and equipment	(22,231,000)	(23,147,000)	(11,219,000)
Sale and maturity of available-for-sale securities	1,140,000	665,000	555,000
Net cash used in investing activities	(21,091,000)	(22,482,000)	(10,664,000)
Cash flows from financing activities			
Proceeds from issuance of common stock	6,514,000	2,184,000	–
Repurchase of common stock	(19,091,000)	(15,888,000)	(14,411,000)
Dividends paid	(5,667,000)	(5,815,000)	(6,131,000)
Net cash used in financing activities	(18,244,000)	(19,519,000)	(20,542,000)
Net increase (decrease) in cash and equivalents	585,000	(17,147,000)	8,615,000
Cash and equivalents at beginning of year	42,881,000	60,028,000	51,413,000
Cash and equivalents at end of year	$ 43,466,000	$ 42,881,000	$ 60,028,000
Supplemental disclosure of cash payments for income taxes	$ 10,787,000	$ 14,686,000	$ 11,168,000

Supplemental disclosure of non-cash investing and financing activities:

As of March 31, 2002 and 2001, the unrealized gain on securities available-for-sale, net of tax was $271,000 and $320,000.

As of March 31, 2002, the unrealized loss on derivative instruments, net of tax was $393,000.

During 2002 and 2001, mature common shares with a fair market value of $1,416,000 and $803,000 were exchanged in settlement for the exercise of certain stock options.

The accompanying notes are an integral part of these statements.

Arctic Cat Inc. March 31, 2002, 2001 and 2000

A SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Arctic Cat Inc. (the "Company") operates in a single industry segment and designs, engineers, manufactures and markets snowmobiles and all-terrain vehicles (ATVs) under the Arctic Cat® brand name, and related parts, garments and accessories principally through its facilities in Thief River Falls, Minnesota. The Company's products are sold through a network of independent dealers and distributors located throughout the United States, Canada, Scandinavia and other international markets.

Use of Estimates

Preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, related revenues and expenses and disclosure about contingent assets and liabilities at the date of the financial statements. Actual results could differ from the estimates used by management.

Principles of Consolidation

The consolidated financial statements include the accounts of Arctic Cat Inc. and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and Equivalents

The Company considers highly liquid temporary investments with an original maturity of three months or less or with put options exercisable in three months or less to be cash equivalents. Cash and equivalents consist primarily of commercial paper and put bonds. The Company's cash management policy provides for bank disbursement accounts to be reimbursed on a daily basis. Checks issued but not presented to the banks for payment are included in cash and equivalents as a reduction of other cash balances.

Fair Values of Financial Instruments

Except where noted, the carrying value of current financial assets and liabilities approximates their fair value, due to their short-term nature.

Short-Term Investments

Short-term investments are reported at fair value and include trading securities, with unrealized gains and losses included in net earnings, and available-for-sale securities, with unrealized gains and losses reported as a separate component of shareholders' equity. The Company utilizes the specific identification method in accounting for its short-term investments.

Inventories

Inventories are stated at the lower of cost or market, with cost determined using the first-in, first-out method.

Derivative Instruments and Hedging Activities

The Company enters into forward exchange contracts to hedge the variability in foreign exchange rates related to purchase commitments denominated in Japanese yen for ATV engines. The Japanese yen contracts are designated as, and meet the criteria for, cash flow hedges. The Company does not enter into forward contracts for the purpose of trading. Gains and loss on forward contracts are recorded in accumulated other comprehensive income (loss), net of tax, and subsequently reclassified into cost of goods sold upon the sale of ATV units. During the year ended March 31, 2002, $1,712,000 was reclassified from accumulated other comprehensive income (loss) into cost of goods sold. The Company estimates amounts recorded within accumulated other comprehensive income (loss) will be reclassified into cost of goods sold within the next 12 months.

As of March 31, 2002, the Company had open Japanese yen forward exchange contracts, maturing through September 2002, with notional amounts totaling $30,998,000 and a fair value liability of $624,000, which is included as a component of inventory.

Property and Equipment

Depreciation is provided in amounts sufficient to relate the cost of depreciable assets to operations over their estimated service lives, using the units of production method for tooling and the straight-line method for all other property and equipment. Tooling is amortized over the life of the product, generally three years. Estimated services lives range from 15 – 20 years for buildings and improvements and 5 – 7 years for machinery and equipment. Accelerated and straight-line methods are used for income tax reporting.

Product Warranties

The Company provides for estimated warranty costs at the time of sale and accrues for specific items after the sale when their existence is known and the amounts are determinable. During fiscal 2000, the Company recognized an increase of approximately $3,100,000 to its accrual for estimates of warranty costs.

Insurance

The Company is self-insured for employee medical, workers' compensation, and product liability claims. Specific stop loss coverages are provided for catastrophic claims. Losses and claims are charged to operations when it is probable a loss has been incurred and the amount can be reasonably estimated.

Revenue Recognition

The Company recognizes revenue and provides for estimated marketing and sales incentive costs when products are shipped to dealers.

Marketing and Sales Incentive Costs

At the time product revenue is recognized the Company provides for various marketing and sales incentive costs which are offered to its dealers and product consumers. Examples of these costs, which are recognized as a reduction of revenue when the products are sold, include: dealer and consumer rebates, dealer floor plan financing assistance, sales associate incentives and other incentive and promotion programs. Generally, the Company records costs related to these marketing programs at the later of when the revenue is recognized or when the sales incentive or marketing program is announced for products previously shipped. Sales incentives that involve a free product or service delivered to the consumer are recorded as a component of cost of goods sales. The Company estimates the costs of these various incentive and marketing programs at the time of sale based on historical experience with similar programs for each product line. (See Note A – Accounting Policy and Disclosure Changes).

Research and Development

Research and development costs are expensed as incurred and are reported as a component of selling, general and administrative expenses. Research and development expense was $15,244,000, $10,449,000 and $9,872,000 during 2002, 2001 and 2000.

Advertising

The Company expenses advertising costs as incurred, except for cooperative advertising obligations arising related to the sale of the Company's products to its dealers. The estimated cost of cooperative advertising, which the dealer is required to support, is recorded as marketing expense at the time the product is sold. Total advertising expense, including cooperative advertising, was $20,172,000, $16,896,000 and $10,449,000 in 2002, 2001 and 2000.

Stock-Based Compensation

The Company utilizes the intrinsic value method of accounting for its employee stock-based compensation plans. Pro forma information related to the fair value based method of accounting is contained in Note K.

Net Earnings Per Share

The Company's diluted weighted average shares outstanding include common shares and common share equivalents relating to stock options, when dilutive. Options to purchase 512,848, 438,583 and 1,206,084 shares of common stock with weighted average exercise prices of $16.80, $13.44 and $11.47 were outstanding during 2002, 2001 and 2000, but were excluded from the computation of common share equivalents because they were anti-dilutive.

Foreign Currency Translation

The Company's sales and marketing activities with Canadian dealers are denominated in Canadian currency with the U.S. dollar serving as the functional currency. Assets and liabilities denominated in Canadian currency are translated using the exchange rate in effect at the balance sheet date. Revenues and expenses are translated at the average foreign exchange rate in effect for the period. Exchange gains and losses are reflected in the results of operations.

Accounting Policy and Disclosure Changes

Sales Incentives and Marketing Promotions – The Company adopted Emerging Issues Task Force Issues 00-14 (EITF 00-14), "Accounting for Certain Sales Incentives," and 01-9 (EITF 01-9), "Accounting for Consideration Given by a Vendor to a Customer (Including a Reseller of the Vendor's Product)," in January 2002. EITF 00-14 and 01-9 require that cash sale incentives and various forms of consideration from a vendor to a retailer or reseller be classified as a reduction of sales.

Sales incentives that involve a free product or service delivered at the time of sale be classified as a cost of sale. The Company records a reduction of revenue for such expenses based on the estimated amount and type of sales incentives offered to its customers when the related revenue is recognized or upon communication of the cash incentive program. Historically, the Company had presented marketing and sales incentive programs as marketing expense. As a result, the adoption of EITF 00-14 and 01-9 required the Company to reclassify $27,436,000, $28,199,000 and $33,415,000 as a reduction in sales from marketing expense included in selling, general and administrative expense. The Company reclassified $1,329,000, $3,791,000 and $1,880,000 to cost of goods sold from marketing expense for sales incentives that involved a free product or service. The adoption of these EITF issues did not change previously reported operating profit.

Accounting for Derivative Instruments and Hedging Activities – The Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," on April 1, 2001. These standards require entities to recognize derivatives in their financial statements as either assets or liabilities measured at fair value. The accounting for changes in the fair value of a derivative is recognized into earnings unless certain criteria are met. These Standards also require formal documentation, designation and effectiveness assessment of transactions receiving hedge accounting. At April 1, 2001, the Company had open Japanese yen forward exchange contracts with notional amounts totaling $21,495,000 maturing through June 2001. Under the new standard the Company recorded a liability of $1,176,000 for the open Japanese yen forward contracts, accumulated other comprehensive income, net of tax, of $741,000, and current deferred tax assets of $435,000.

New Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued two new pronouncements: "Business Combinations" and "Goodwill and Intangible Assets." These pronouncements, among other things, eliminate the pooling-of-interest method of accounting for business combinations and require that the purchase method be used. In addition, they eliminate the amortization of goodwill arising from purchase business combinations but require annual tests for impairment. The implementation of these statements in April 2002 should not have a material effect on the Company as it has no goodwill or intangible assets on its balance sheet.

The FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-lived Assets." SFAS No. 144 clarifies the accounting impairment of long-lived assets. This statement is effective for the Company beginning April 1, 2002 and is not expected to have a material effect.

B SHORT-TERM INVESTMENTS

Short-term investments consist primarily of a diversified portfolio of municipal bonds and money market funds and are classified as follows at March 31:

	2002	2001
Trading securities	**$48,096,000**	$45,251,000
Available-for-sale debt securities	**10,478,000**	11,696,000
	$58,574,000	$56,947,000

Trading securities consists of $32,451,000 and $25,549,000 invested in four money market funds at March 31, 2002 and 2001, while the remainder of trading securities and available-for-sale securities consists primarily of A rated or higher municipal bond investments. The amortized cost and fair value of debt securities classified as available-for-sale was $10,048,000 and $10,478,000, at March 31, 2002. The unrealized gain on available-for-sale debt securities is reported, net of tax, as a separate component of shareholders' equity. The contractual maturities of available-for-sale debt securities at March 31, 2002, are as fol-lows: $1,809,000 within one year, $8,300,000 from one year through five years, and $369,000 from five years through ten years.

C INVENTORIES

Inventories consist of the following at March 31:

	2002	2001
Raw materials and sub-assemblies	**$14,630,000**	$20,948,000
Finished goods	**17,111,000**	16,147,000
Parts, garments and accessories	**29,811,000**	23,844,000
	$61,552,000	$60,939,000

D ACCRUED EXPENSES

Accrued expenses consist of the following at March 31:

	2002	2001
Marketing	**$16,305,000**	$17,292,000
Compensation	**9,697,000**	6,139,000
Warranties	**12,937,000**	11,922,000
Insurance	**3,062,000**	3,810,000
Watercraft exit costs	**7,509,000**	7,958,000
Other	**304,000**	2,464,000
	$49,814,000	$49,585,000

E DISCONTINUED PERSONAL WATERCRAFT BUSINESS AND RELATED COSTS

On October 7, 1999, the Company announced that it was exiting the personal watercraft (PWC) business effective September 30, 1999 and recorded a charge of $21,462,000. The charge included $8,961,000 for consumer incentives to aid Company dealers in the disposition of their current inventory. This amount has now been reclassified as a reduction of net sales for presentation purposes at March 31, 2002 to comply with the new accounting standards described in Note A. Additionally, the Company analyzed all long-lived PWC assets in connection with this exit that indicated an impaired carrying value. The Company was able to utilize a portion of these assets in other production areas. All long-lived assets with no alternative use, totaling $3,480,000, were taken out of service and written off. Costs to dispose as well as any gain on sale of long-lived assets were not significant. The Company also analyzed inventories and recorded a charge of $2,835,000 to reduce the current carrying value to a net realizable value. The Company did not produce additional PWC units beyond the completed production of the 1999 model. Therefore, the Company identified and wrote off inventories of $2,451,000 that were not used beyond September 30, 1999. The Company also accrued $3,735,000 relating to other matters. The majority of the Company's PWC exit plan has concluded while other aspects of the plan will extend beyond calendar 2002.

The Company had no significant sales of the PWC product line in the years ended March 31, 2002, 2001 and 2000.

As of March 31, 2002, cumulative charges related to accrued consumer incentives and other accrued exit costs were $4,306,000 and $1,511,000. The remaining accrued expenses, included within the balance sheet caption accrued expenses, for these items at March 31, 2002 were $4,655,000 and $2,854,000. There were no adjustments to the initial recorded accrual in conjunction with the PWC exit plan for the period ending March 31, 2002, 2001 and 2000.

F FINANCING

The Company has a $60,000,000 unsecured bank credit agreement for documentary and stand-by letters of credit and for working capital purposes. Total working capital borrowings under the credit agreement are limited to $45,000,000 during the last six months of the fiscal year. The credit agreement is due on demand and expires July 29, 2002, however, management believes they will be able to renew the existing line of credit under materially similar terms. Interest on the working capital borrowings is payable monthly at alternative interest rates, at the Company's election. The credit agreement contains certain covenants. At March 31, 2002, there were $24,436,000 of issued letters of credit outstanding and no working capital borrowings outstanding. Of the issued letters of credit outstanding, $20,862,000 were issued to Suzuki Motor Corporation (Suzuki) for engine purchases (see Note H). Outstanding letters of credit will be repaid over the following six months in accordance with the credit agreement and any such renewal.

G RETIREMENT SAVINGS PLAN

The Company's 401(k) retirement savings plan covers substantially all eligible employees. Employees may contribute up to 20% of their compensation with the Company matching 100% of the employee contributions, up to a maximum of 3% of the employee's compensation. The Company can elect to make additional contributions at its discretion. Total Company matching contributions were $1,230,000, $1,099,000 and $1,066,000 in 2002, 2001 and 2000. There were no discretionary contributions made during 2002, 2001 and 2000.

H RELATED PARTY TRANSACTIONS

The Company purchases engines and related parts from Suzuki (see Note K) in Japan. Such purchases totaled $124,438,000, $124,910,000 and $120,505,000 in 2002, 2001 and 2000. The purchase price of the engines and related parts is determined annually. The Company has an agreement with Suzuki for snowmobile engine purchases to share the impact of fluctuations in the exchange rate between the U.S. dollar and the Japanese yen above and below a fixed range contained in the agreement. This agreement renews annually.

The Company is dependent on Suzuki for the near term supply of its engines and related parts. An interruption of this supply could have a material adverse effect on the Company's operations.

Certain raw materials and freight services are purchased from vendors in which certain of the Company's directors are officers or significant shareholders. In 2002, 2001 and 2000, these transactions aggregated $4,315,000, $7,544,000 and $7,612,000. No related party freight services were purchased in 2002.

I INCOME TAXES

Income tax expense consists of the following for the years ended March 31:

	2002	2001	2000
Current			
Federal	$ 8,159,000	$10,285,000	$ 6,923,000
State	973,000	1,656,000	1,056,000
Deferred	4,339,000	1,352,000	(5,301,000)
	$13,471,000	$13,293,000	$ 2,678,000

The following is a reconciliation of the Federal statutory income tax rate to the effective tax rate for the years ended March 31:

	2002	2001	2000
Statutory income tax rate	35.0%	35.0%	35.0%
State taxes	1.1	2.1	4.0
Tax exempt interest	(0.8)	(1.4)	(5.1)
Foreign sales corporation	(1.6)	(1.7)	(6.7)
Other	(1.7)	(1.0)	(1.2)
	32.0%	33.0%	26.0%

The effective rate decrease for the year ended March 31, 2000 is due to the effect of decreased earnings subject to tax and implementation of income tax reduction strategies.

The cumulative temporary differences between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes are as follows at March 31:

	2002	2001
Short-term deferred income taxes		
Accrued expenses	$11,697,000	$11,969,000
PWC exit costs	2,778,000	2,944,000
Inventory capitalization and writedowns	1,768,000	2,459,000
Other	401,000	673,000
Net short-term deferred tax asset	$16,644,000	$18,045,000
Long-term deferred income taxes		
Property and equipment	$ 5,443,000	$ 2,134,000
Other	3,912,000	4,188,000
Net long-term deferred tax liability	$ 9,355,000	$ 6,322,000

J COMMITMENTS AND CONTINGENCIES

Dealer Financing

Finance companies provide certain of the Company's dealers and distributors with floor plan financing. The Company has agreements with these finance companies to repurchase certain repossessed products sold to its dealers. At March 31, 2002, the Company was contingently liable under these agreements for a maximum repurchase amount of approximately $11,157,000. The Company has also guaranteed approximately 50% of the amounts financed by its dealers and distributors with one of the finance companies. At March 31, 2002, the Company's maximum exposure under this guarantee was $73,176,000. Losses incurred under these agreements during the periods presented have not been significant.

Litigation

The Company is subject to legal proceedings and claims which arise in the ordinary course of business. In the opinion of management, the ultimate outcome of these matters will not be material to the Company's consolidated financial position, results of operations or cash flows. During fiscal 2000, the Company recognized an increase of approximately $1,600,000 to its accrual for estimates of litigation costs.

K SHAREHOLDERS' EQUITY

Stock Option Plans

The Company has stock option plans that provide for incentive and non-qualified stock options to be granted to directors, officers and other key employees. The stock options granted generally have a five to ten year life, vest over a period of one to three years, and have an exercise price equal to the fair market value of the stock on the date of grant. At March 31, 2002, the Company had 71,942 shares of common stock available for grant under the plans.

Transactions under the plans during each of the three years in the period ended March 31, 2002 are summarized as follows:

	Number of shares under option	Weighted average exercise price
Outstanding at April 1, 1999	1,764,040	$10.80
Granted	320,000	9.38
Canceled	(87,848)	14.35
Outstanding at March 31, 2000	1,996,192	10.42
Granted	282,000	12.06
Exercised	(290,859)	10.27
Canceled	(78,721)	11.75
Outstanding at March 31, 2001	1,908,612	10.60
Granted	282,500	15.21
Exercised	(801,869)	9.89
Outstanding at March 31, 2002	**1,389,243**	**$11.87**

Options exercisable at March 31 are as follows:

	Number of shares under option	Weighted average exercise price
2000	1,425,526	$10.78
2001	1,403,112	$10.59
2002	**937,906**	$11.26

The following tables summarize information concerning currently outstanding and exercisable stock options at March 31, 2002:

Options Outstanding

Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price
$ 6.11 – $ 9.13	25,721	1.1 years	$ 7.04
9.38 – 13.33	983,157	5.8 years	10.51
14.20 – 19.75	380,365	7.0 years	15.71
	1,389,243		$11.87

Options Exercisable

Range of Exercise Prices	Number Exercisable	Weighted Average Exercise Price
$ 6.11 – $ 9.13	25,721	$ 7.04
9.38 – 13.33	758,320	10.34
14.20 – 19.75	153,865	16.46
	937,906	$11.26

The Company's pro forma net earnings and basic and diluted net earnings per share would have been as follows had the fair value method been used for valuing stock options granted to employees:

	2002	2001	2000
Pro forma net earnings	**$27,559,000**	$26,108,000	$6,667,000
Pro forma net earnings per share			
Basic	**$1.17**	$1.08	$0.26
Diluted	**$1.15**	$1.07	$0.26

The fair value of each stock option award was estimated on the date grant using the binomial options pricing model. The following assumptions were used to estimate the fair value of options:

	2002	2001	2000
Assumptions:			
Dividend yield	**1.5%**	2.0%	2.0%
Average term	**7.8 years**	6.7 years	8 years
Volatility	**37%**	35%	35%
Risk-free rate of return	**5.0%**	6.2%	6.2%

The weighted average fair value of options granted are as follows:

	2002	2001	2000
Fair value of options granted	**$6.46**	$4.58	$3.75

Class B Common Stock

Suzuki owns all outstanding shares of the Company's Class B common stock. At the option of Suzuki, the Class B common stock is convertible into an equal number of shares of the Company's common stock. The Class B shareholder is entitled to elect one member of the Company's Board of Directors but cannot vote for the election of other directors of the Company. The Class B shareholder can vote on all other matters submitted to the common shareholders. The Class B common stock participates equally with the common stock in all dividends and other distributions duly declared by the Company's Board of Directors. The Class B common shares are converted into an equal number of shares of common stock if: Suzuki owns less than 15% of the aggregate number of outstanding common and Class B common shares; the Company becomes a non-surviving party due to a merger or recapitalization; the Company sells substantially all of its assets; or Suzuki transfers its Class B common stock to any person.

In addition, the Company has a Stock Purchase Agreement with Suzuki that prohibits the purchase of additional shares of the Company's common stock unless, following such purchase, Suzuki's ownership is less than or equal to 32% of the aggregate outstanding shares of common and Class B common stock. The Company has the first right of refusal to purchase any shares Suzuki intends to sell. Suzuki has agreed not to compete in the manufacture of snowmobiles or related parts so long as it supplies engines to the Company or owns at least 10% of the aggregate common and Class B common shares outstanding.

Preferred Stock

The Company's Board of Directors is authorized to issue 2,050,000 shares of $1.00 par value preferred stock in one or more series. The board can determine voting, conversion, dividend and redemption rights and other preferences of each series. No shares have been issued.

Shareholders' Rights Plan

In connection with the adoption of a Shareholders' Rights Plan, the Company created a Series B Junior Participating preferred stock. Under terms of the Company's Shareholder Rights Plan, upon the occurrence of certain events, registered holders of common stock and Class B common stock are entitled to purchase one-hundredth of a share of Series B Junior Participating preferred stock at a stated price, or to purchase either the Company's common shares or common shares of an acquiring entity at half their market value. The Rights related to this plan expire September 17, 2011.

Share Repurchase Authorization

The Company invested $9,705,000, $15,733,000 and $14,411,000 during 2002, 2001 and 2000 to repurchase and cancel 674,500, 1,313,500 and 1,500,800 shares, pursuant to Board of Directors' authorizations. At March 31, 2002, authorization to repurchase $19,121,000 or approximately 949,000 shares remain outstanding. Cumulative shares repurchased through March 31, 2002 under all current and past authorizations totaled 7,035,314 shares for a total of $73,265,000.

L EXPORT SALES

Sales to foreign customers, located primarily in Canada, amounted to $100,694,000, $93,307,000 and $97,968,000 in 2002, 2001 and 2000.

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Arctic Cat Inc.

We have audited the accompanying consolidated balance sheets of Arctic Cat Inc. and subsidiaries as of March 31, 2002 and 2001, and the related consolidated statements of earnings, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2002. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arctic Cat Inc. and subsidiaries as of March 31, 2002 and 2001, and the consolidated results of their operations and their consolidated cash flows for each of the three years in the period ended March 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Minneapolis, Minnesota
May 10, 2002

ARCTIC CAT INC. EXHIBIT INDEX

EXHIBIT NUMBER

21	Subsidiaries of Registrant
23	Consent of Independent Certified Public Accountants

EXHIBIT 21

ARCTIC CAT INC.

Subsidiaries of the Company

Arctic Cat Sales Inc.
organized under the laws
of the State of Minnesota
100% of common stock owned by parent

Arctic Cat FSC, Inc.
(a foreign sales corporation)
Organized under the laws of
Barbados
100% of common stock owned by parent

EXHIBIT 23

CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

We have issued our report dated May 10, 2002, accompanying the consolidated financial statements of Arctic Cat Inc. and subsidiaries included in the Annual Report on Form 10-K of Arctic Cat Inc. for the year ended March 31, 2002. We hereby consent to the incorporation by reference of said report in the Registration Statements of Arctic Cat Inc. on Forms S-8 (File No. 33-37065, effective October 1, 1990, File No. 33-69916, effective October 4, 1993, and File No. 33-97244, effective September 22, 1995).

/s/ GRANT THORNTON LLP

Minneapolis, Minnesota
June 25, 2002

www.arcticcat.com

ARCTIC CAT

601 Brooks Avenue South
Thief River Falls, MN 56701

Designed by The Nancekivell Group, Minneapolis, MN
www.nancekivell.com


ARCTIC CAT

www.arcticcat.com

ARCTIC CAT®

601 Brooks Avenue South
Thief River Falls, MN 56701